Lazuriton Nano Biotechnology (U.S.A.) Inc.
10F., No. 341, Sec. 2, Wanshou Rd.
Guishan District,
Taoyuan City, 333, Taiwan (Republic of China)

Mail Stop 3561

May 4, 2016

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention: Mara Ransom, Assistant Director, Office of Consumer Products

Re: Lazuriton Nano Biotechnology (U.S.A.) Inc. (the “Registrant”)
Registration Statement on Form S-1
Filed March 11, 2016
File Number 333-210091

Dear Ms. Ransom:

We have received and read your letter dated April 7, 2016, regarding the above-referenced registration statement.  The purpose of this letter is to respond to the comments specified in that letter.  Accordingly, please be informed as follows:

General

1.	Please supplementally provide us with copies of all written communications as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

We have reviewed your request for such written communications, please be informed that neither we nor anyone acting on our behalf has or will provide any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act.

2.	Please include the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K.

United States Securities and Exchange Commission
May 4, 2016

Response:

We have included on the outside back cover page of the prospectus, the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K.

Prospectus Summary

The Company, page 1

3.	In the discussion of your business on page 2 and elsewhere throughout the prospectus, you disclose the amount of funding needed includes $18,750 for costs related to the offering. Please explain to us why estimated offering expenses are different from the amount disclosed in on page 53 in Part II or revise your disclosure accordingly.

Response:

We have reviewed those disclosures throughout the prospectus which specify the costs related to this offering, including those disclosures on Page 2 and page 53 in Part II, and have revised those amounts to be consistent throughout the prospectus.  The amount of funding needed for costs related to this offering is approximately $18,750 (which does not include the $20.14 registration fee).

4.	Please disclose the fact that your officers and directors own approximately 89% of your outstanding common stock, as you state elsewhere in your filing. Please also disclose the fact that your officers and directors hold the majority of outstanding common stock of your manufacturer, and may have interests that compete with you.

Response:

The registration statement has been amended to disclose that our officers and directors (a) own approximately 89.1% of our outstanding common stock, (b) hold a majority of the outstanding common stock of the Manufacturer, and, (c) may have interests that compete with us.

Risk Factors

Risks Related to the Company, page 5

5.	In the first risk factor on page 10, we note that you “may have to incur substantial costs in connection with any dispute resolution regarding enforcement of those arrangements and rely on other legal remedies available in Asia” if the Manufacturer breaches third party contracts. We also note that you and the Manufacturer have the same controlling shareholder, Mr. Hsaio. Please provide additional disclosure about how you may be involved in disputes between your manufacturer and third parties.

United States Securities and Exchange Commission
May 4, 2016

Response:

The registration statement has been amended to provide additional disclosures about how we may be involved in disputes between the Manufacturer and third parties.

Use of Proceeds, page 22

6.	Please disclose the order of priority for your intended use of proceeds. If the existing tables indicate priority, please state as much. Please refer to Instruction 1 to Item 504 of Regulation S-K.

Response:

The registration statement has been amended to disclose that the use of proceeds indicates the order of priority for our intended use of proceeds.

Dilution, page 25

7.	Please include a comparison of the public contribution under the offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them assuming the 25%, 50%, 75% and 100% of the shares offered are sold. Please refer to Item 506 of Regulation S-K.

Response:

The registration statement has been amended to include a comparison of the public contribution under the offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them assuming 25%, 50%, 75% and 100% of the offered shares are sold.

Plan of Distribution, page 26

8.	Please disclose whether Chih-Yuan Hsiao intends to rely on the safe harbor from broker-dealer registration in Rule 3a4-1 under the Exchange Act. Please provide us with an analysis as to the applicability of the safe harbor.

Response:

The registration statement has been amended to disclose that Mr. Chih-Yuan Hsiao intends to rely on the safe harbor from broker-dealer registration in Rule 3a4-1 under the Exchange Act.   That analysis is as follows:

This is a self-underwritten offering. We will sell the shares in this offering directly to the public through Chih-Yuan Hsiao, our president and a member of our board of directors.  Mr. Hsiao will receive no commission or other remuneration for any shares he sells.  Mr. Hsiao will not register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934 (the “Exchange Act”) in reliance upon the exemption from registration specified in Rule 3a4-1 promulgated pursuant to the Exchange Act.  Rule 3a4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer’s securities and not be deemed to be a broker-dealer.  Those conditions are as follows:

United States Securities and Exchange Commission
May 4, 2016

1.	The associated person, at the time of his or her participation, must not be statutorily disqualified as that term is defined in Section 3(a)(39) of the Exchange Act;

2.	The associated person must not be compensated in connection with his or her participation by the payment of commission or other remuneration based either directly or indirectly on transactions in securities;

3.	The associated person, at the time of his or her participation and sale, must not be an associated person of a broker or dealer; and

4.	The associated person meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he or she (a) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise in connection in transactions in securities; (b) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (c) does not participate in the selling and offering of securities for any issuer more than once every twelve (12) months other than in reliance on paragraphs (a)(4)(i) or (a)(4)(iii) of Rule 3a4-1.

Mr. Hsiao is (i) not statutorily disqualified pursuant to Section 3(a)(39) of the Exchange Act; (ii) is not receiving commission or other remuneration for the sale of shares and (iii) is not a broker or dealer nor does he have plans or arrangements to enter into any contracts or agreements to sell the shares with a broker or dealer.  Mr. Hsiao will sell the shares and intends to offer them to friends, family members and acquaintances.  Additionally, Mr. Hsiao (i) will continue to be our president and a member of our board of directors at the end of the offering; (ii) has not been during the last twelve months and is currently not a broker dealer or associated with a broker dealer; and (iii) will not participate in the selling and offering of securities for any issuer more than once every twelve months.

Information with Respect to the Registrant

Description of Business

Products, page 31

9.	Please disclose whether the products you intend to sell are currently manufactured by your Manufacturer. If so, please disclose the jurisdictions in which the products you intend to sell are currently being sold by your Manufacturer.

United States Securities and Exchange Commission
May 4, 2016

Response:

The registration statement has been amended to disclose that the Nano fertilizer products we intend to sell are currently being manufactured by our Manufacturer and the Manufacturer does not sell any of those products in any jurisdiction in which we intend to sell those products.

Seasonality, page 33

10.	You state that your products are not seasonal because they can be manufactured and used year-round. However, you have not yet sold any products. Please disclose whether your target customers in Asia experience seasonal trends that will have a practical effect on your operations.

Response:

The registration statement has been amended to disclose that our target customers in Asia should not experience seasonal trends that will have a practical effect on our operations.

Reports to Security Holders, page 38

11.	We note your acknowledgment elsewhere in the prospectus that your reporting obligations may automatically be suspended if you have fewer than 300 holders of record as of the first day of your fiscal year. Please disclose whether you will voluntarily continue to file periodic reports in the event that you have fewer than 300 holders of record.

Response:

The registration statement has been amended to disclose that in the event that we have fewer than 300 holders of record, we will voluntarily continue to file periodic reports.

Directors and Executive Officers, page 41

12.	In footnote 2 of the table on page 42, you list Ms. Chang as a director until the next annual shareholder meeting. Your disclosure elsewhere throughout the prospectus does not list her as a member of the board of directors. For example, we note your disclosure on page 46 that you have four directors. Please review your disclosure here for consistency. If Ms. Chang is or has served as a director, please revise your prospectus in the appropriate sections to reflect as much.

United States Securities and Exchange Commission
May 4, 2016

Response:

We have reviewed those parts of the prospectus which disclose Ms. Chang and her role with the Company, and have amended those parts to eliminate any disclosure that Ms. Chang is our director.

Financial Statement Schedules

13.	We note that your fiscal year end is December 31. Please update your financial statements to include audited financial statements for the period from inception to December 31, 2015. Please refer to Rules 8-02 and 8-08 of Regulation S-X.

Response:

We have updated our financial statements to include audited financial statements for the period from inception to December 31, 2015.

Statements of Cash Flows, page F-5

14.	Please include a sub-total of cash flows used for operating activities. Please refer to ASC 230-10-45-24.

Response:

Our financial statements have been amended to include a sub-total of cash flows used for operating activities.

Signatures, page 56

15.	Please provide signatures from your officers in their capacities as the principal executive, accounting, and financial officers. Please refer to the Signatures on Form S-1 for guidance.
Response:
The registration statement has been amended to provide signatures from our officers in their capacities as the principal executive, accounting and financial officers.
We are aware that notwithstanding your comments specified in that letter dated April 7, 2016, in the event we request acceleration of the effective date of our pending registration statement, that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

United States Securities and Exchange Commission
May 4, 2016

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Finally, we hope the provisions of this letter are responsive to the comments specified in your letter dated April 7, 2016.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.

Thank you.

Sincerely,

Lazuriton Nano Biotechnology (U.S.A.) Inc.,
a Nevada corporation

        /s/ Chih-Yuan Hsiao
By: Chih-Yuan Hsiao
Principal Executive Officer & Director